[Letterhead of Sutherland Asbill & Brennan LLP]

February 10, 2012

VIA EDGAR

Mr. Dominic Minore

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fifth Street Finance Corp.

Dear Mr. Minore:

Please be advised that the prospectus included in Fifth Street Finance Corp.’s (the “Company’s”) pre-effective amendment no. 1 (the “Pre-Effective Amendment”) to its registration statement on Form N-2 (File No. 333-178391) (the “Registration Statement”) is identical to the prospectus included in the Company’s post-effective amendment no. 9 (the “Post-Effective Amendment”) to its registration statement on Form N-2 (File No. 333-166012), and the form of prospectus supplement included in the Pre-Effective Amendment is substantially similar to the prospectus supplement (the “Prospectus Supplement”) included in the Post-Effective Amendment.

Also, the “Potential Conflicts of Interest” header of the Underwriting section will be replaced with “Additional Underwriter Compensation” in the Prospectus Supplement to be filed on EDGAR.

Finally, please be advised that the unqualified legality of shares opinion to be included in a post-effective amendment with each takedown from the Registration Statement will comply with Staff Legal Bulletin No. 19 (CF): Legality and Tax Opinions in Registered Offerings.

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Mr. Dominic Minore

February 10, 2012

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176, or Harry S. Pangas at (202) 383-0805.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm